UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under The Securities Exchange Act of 1934
                              (Amendment No. 5)(1)

                            QUERYOBJECT SYSTEMS CORP.
                                 (Name of Issuer

                         COMMON STOCK, $0.003 PAR VALUE
                         (Title of Class of Securities)

                                    227698107
                                 (CUSIP Number)

                                    Copy to:

Eli Oxenhorn                              Michael R. Reiner, Esq.
56 The Intervale                          Morrison Cohen Singer & Weinstein, LLP
Roslyn Estates, New York 11576            750 Lexington Avenue
Telephone (516) 625-7005                  New York, New York 10022
                                          Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2001
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (continued on following page(s))
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP
No.   227698107                          13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Eli Oxenhorn
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*           (a)  |_|

                                                                     (b)  |_|
--------------------------------------------------------------------------------
 3       SEC Use Only

--------------------------------------------------------------------------------
 4       Source of Funds*          PF,00

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required         |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    1,403,022 shares                     6.2%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                      200,000 shares                      0.9%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                     1,403,022 shares                      6.2%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                    200,000 shares                      0.9%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,603,022 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                           |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                         7.0%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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



     This statement, dated April 16, 2001, constitutes Amendment No. 5 to the
Schedule 13D, dated October 9, 1998, regarding the reporting person's ownership of certain securities of QueryObject Systems Corp. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 5 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. It shall refer only to information which has materially changed since the filing of the Schedule.

     All shares of Common Stock reflect a 1-for-3 reverse stock split effective January 3, 2000.

ITEM 1. Security and Issuer.

     Item 1 is hereby amended by adding the following paragraph:

     (h) 2001 Units, each unit consisting of one share of Common Stock and two warrants, each to purchase one share of Common Stock of the Issuer (the "2001 Warrants"). The holders of the 2001 Warrants shall be entitled to purchase one share of Common Stock, at $0.485 per share, for each of the 2001 Warrants, exercisable from April 16, 2001 to February 7, 2006.

ITEM 3. Source and Amounts of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraphs:

     The reporting person obtained funds for the purchase of the securities from his personal funds and other funds.

     On April 16, 2001, Eli Oxenhorn purchased 370,370 2001 Units, at $0.27 per 2001 Unit, in a private placement transaction.


ITEM 4. Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     Other than the reporting person's purchase or sale of additional securities of the Issuer, the reporting person does not have any present plans or proposals which would relate to or result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4 of Schedule 13D, except as set forth herein.



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




ITEM 5. Interests in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 21,972,768 shares of Common Stock outstanding as reported by the Issuer it its Annual Report on Form 10-KSB/A, Amendment No. 1, for the year ended December 31, 2000) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of April 16, 2001:

                                  Shares of                Percentage of Shares
                                Common Stock                  of Common Stock
Name                         Beneficially Owned             Beneficially Owned
----                         ------------------             ------------------
Eli Oxenhorn                    1,603,022(2,3)                    7.0%

     (b) Eli Oxenhorn has sole power to vote and to dispose of 1,403,022 shares of Common Stock (including 10,417 shares issuable upon the exercise of the Option, 33,333 shares issuable upon the exercise of the November 1998 Option, 12,847 shares issuable upon the exercise of the Non-Qualified Stock Option and 740,741 shares issuable upon the exercise of the 2001 Warrants), representing approximately 6.2% of the outstanding Common Stock. By virtue of being a general partner of Rev-Wood Merchant Partners, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock (including 66,667 shares issuable upon the exercise of the Rev-Wood Option and 133,333 shares issuable upon the exercise of the November 1998 Rev-Wood Option), representing approximately 0.9% of the outstanding Common Stock.

     (c) The following is a description of all transactions, effected by the person identified in Item 2 of the Schedule 13D effected from February 14, 2001 through April 16, 2001, inclusive.

                                                       Number of Units       Purchase or Sale
Name of Shareholder        Purchase or Sale Date     Purchased or (Sold)      Price per Unit
-------------------        ---------------------     -------------------      --------------
   Eli Oxenhorn                   4/16/01                  370,370                 $0.27


--------
     (2) Includes 1,603,022 shares of Common Stock (including 740,741 shares of Common Stock issuable upon the exercise of the 2001 Warrants, 10,417 shares of Common Stock issuable upon the exercise of the Option, 33,333 shares of Common Stock issuable upon the exercise of the November 1998 Option, 12,847 shares of Common Stock issuable upon the exercise of the Non-Qualified Stock Option, 66,667 shares of Common Stock issuable upon the exercise of the Rev-Wood Option and 133,333 shares of Common Stock issuable upon the exercise of the November 1998 Rev-Wood Option).

     (3) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

     On April 16, 2001, the Issuer closed on the sale of the 2001 Units to Eli Oxenhorn. The 2001 Units were purchased in a private placement transaction from the Issuer.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:    June 18, 2001

                                          /s/ Eli Oxenhorn
                                          --------------------------------------
                                          Eli Oxenhorn





ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).






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